FROM : Securities Services 309-2579 PHONE NO. : 604 687 3850

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities leg[redacted]Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation i[redacted] above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities o[redacted] questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required i[redacted]er(s) set out on the back of this report.

03032064

03 SEP 16 AM 7:21

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

ODESSA GOLD CORP.
Int'l Chargold Resources

12g 82-4385 Rid

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 18/08/03

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

SUPPL

BOX 3. NAME, ADDRESS AND TELEPHONE NU[MBER]

FAMILY NAME OR CORPORATE NAME: MUELLER
GIVEN NAMES: EBERHARD
NO / STREET / APT: PH #8 1060 ALBERNI STREET
CITY: VANCOUVER
PROV: B.C. POSTAL CODE: V6E 4K2
BUSINESS TELEPHONE NUMBER: 604-669-7775
BUSINESS FAX NUMBER: 604-687-3581
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [x] ALBERTA
- [x] BRITISH COLUMBIA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUÉBEC
- [ ] SASKATCHEWAN

+ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	96000									96000	1	
WARRANTS	503667									503667	2	MELCAP INV
COMMON	187500									187500	1	
COMMON	102500									102500	3	KRYSTYNA MUELLER
WARRANTS	100000									100000	3	" "
COMMON	1607064	03	09	03	10	5000		.31		1612064	2	SEE REMARKS
		08	09	03	10		2500	.35		1609564	2	" "

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

ATTACHMENT ☐ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [x] ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

of the 1609564 Indirect Common: 1594064 - MELCAP INV
5500 - ACTIVE MGMT

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

dw 9/6

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ED MUELLER

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 03/09/03

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE